SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3
                                   -----------

                       NEW ENGLAND BUSINESS SERVICE, INC.
                            (Name of Subject Company)

                       NEW ENGLAND BUSINESS SERVICE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                  (Including associated Series A Participating
                        Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    643872104
                      (CUSIP Number of Class of Securities)
                                   -----------

                                Richard T. Riley
                      President and Chief Executive Officer
                       New England Business Service, Inc.
                                  500 Main St.
                                Groton, MA 01471
                                 (978) 448-6111
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 With a copy to:
                                David T. Brewster
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-4800

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                        Amendment No. 3 to Schedule 14D-9

         This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of New England Business Service, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on May 25, 2004, as amended by Amendment No. 1 filed with the Commission on June 3, 2004 and Amendment No. 2 filed with the Commission on June 4, 2004 (the "Schedule 14D-9"), relating to the offer by Hudson Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), of the Company, including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the Amended and Restated Rights Agreement dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 and in the related Letter of Transmittal dated May 25, 2004, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO filed by Parent on May 25, 2004, as amended (the "Schedule TO") (which, together with any amendments or supplements thereto, constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such section:

         (h)      Questions and Answers for Stock Option Holders dated June 9,
                  2004.

         On June 9, 2004, the Company distributed to the holders of stock options a list of stock option-related questions and answers relating to the Offer and the Merger. A copy of the list of questions and answers is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
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Exhibit (a)(12)         Questions and Answers for Stock Option Holders dated
                        June 9, 2004


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NEW ENGLAND BUSINESS SERVICE, INC.


                                  By:    /s/ Daniel M. Junius
                                         -------------------------------
                                  Name:  Daniel M. Junius
                                  Title: Executive Vice President, Chief
                                         Financial Officer and Treasurer


Dated:  June 9, 2004





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

                                INDEX TO EXHIBITS



Exhibit No.
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Exhibit (a)(1)      Offer to Purchase dated May 25, 2004 (incorporated by
                    reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on May 25, 2004, as amended (the "Schedule
                    TO"))
Exhibit (a)(2)      Letter of Transmittal dated May 25, 2004 (incorporated by
                    reference to Exhibit (a)(1)(B) to the Schedule TO)
Exhibit (a)(3)      Press Release issued by Parent dated May 17, 2004
                    (incorporated by reference to Exhibit 99.1 to the Schedule
                    TO-C filed by Parent and Purchaser on May 17, 2004) and
                    Transcript of conference call by Parent on May 17, 2004
                    relating to the proposed acquisition of the Company by
                    Parent (incorporated by reference to Exhibit 99.1 to the
                    Schedule TO-C of Purchaser and Parent filed on May 17, 2004)
Exhibit (a)(4)      Press Release issued by the Company dated May 17, 2004
                    (incorporated by reference to Exhibit 99.1 to the
                    Schedule 14D-9 filed by the Company on May 17, 2004)
Exhibit (a)(5)      Notice to Participants in the 401(k) Plan For Employees of
                    the Company dated May 25, 2004*
Exhibit (a)(6)      Summary Advertisement published in The Wall Street Journal dated May 25, 2004 (incorporated by reference to Exhibit
                    (a)(5)(A) to the Schedule TO)
Exhibit (a)(7)      Letter to Stockholders of the Company dated May 25, 2004*
Exhibit (a)(8)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated by reference to
                    Exhibit (a)(1)(E) to the Schedule TO)
Exhibit (a)(9)      Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
Exhibit (a)(10)     Press Release issued by Parent on June 2, 2004
                    (incorporated by reference to Exhibit (a)(5)(F) to the
                    Schedule TO)
Exhibit (a)(11)     List of Employee-Related Questions and Answers**
Exhibit (a)(12)     Questions and Answers For Stock Option Holders dated June 9,
                    2004***
Exhibit (e)(1)      Opinion of Morgan Stanley & Co. Incorporated dated May 16,
                    2004 (included as Annex A to this Statement)
Exhibit (e)(2)      Agreement and Plan of Merger dated as of May 17, 2004,
                    among Parent, Purchaser and the Company (incorporated by
                    reference to Exhibit (d)(1) to the Schedule TO)
Exhibit (e)(3)      The Information Statement of the Company
                    dated as of May 25, 2004 (included as Annex B to this
                    Statement)
Exhibit (e)(4)      Confidentiality Agreement between Parent and the Company
                    dated February 12, 2004 (incorporated by reference to
                    Exhibit (d)(2) to the Schedule TO)
Exhibit (e)(5)      Amendment No. 1 dated as of November 1, 2001 and Amendment
                    No. 2 dated May 17, 2004 to the Amended and Restated Rights
                    Agreement dated as of October 20, 1994, between the Company and EquiServe Trust Company, N.A., as Rights Agent*
Exhibit (e)(6)      Letter Agreement dated May 9, 2003, between the Company and
                    George P. Allman (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003)

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

Exhibit (e)(7)      Form of Change in Control Severance Agreement between the
                    Company and certain executive officers of the Company
                    (incorporated by reference to Exhibit 10.15.1 to the
                    Company's Annual Report on Form 10-K for the fiscal year
                    ended June 30, 2001)
Exhibit (e)(8)      Form of First Amendment to Change in Control and
                    Severance Agreement dated May 5, 2003, between the Company and certain executive officers of the Company (incorporated by reference to Exhibit 10.6 to the Company's Quarterly
                    Report on Form 10-Q for the fiscal quarter ended March 29,
                    2003)
Exhibit (e)(9)      List of Executive Officers of the Company Who Have Entered
                    Into Change in Control Agreements (incorporated by
                    reference to Exhibit 10.13.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003)
Exhibit (e)(10)     Change in Control Severance Agreement dated January 23,
                    2004, between the Company and Richard T. Riley
                    (incorporated by reference to Exhibit 10.2 to the Company's
                    Quarterly Report on Form 10-Q for the fiscal quarter ended
                    March 27, 2004)
Exhibit (g)         None
Annex A Opinion of Morgan Stanley & Co. Incorporated dated May 16, 2004
Annex B The Information Statement of the Company dated as of May 25, 2004

* Previously filed on May 25, 2004 as an exhibit to the Schedule 14D-9
** Previously filed on June 3, 2004 as an exhibit to Amendment No. 1 to the
   Schedule 14D-9
*** Filed herewith

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